UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE 13G
Under the Securities Exchange Act of 1934

WHITING USA TRUST II
(Name of Issuer)

Trust Units
(Title of Class of Securities)

966388100
(CUSIP Number)

March 3, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 966388100

1	Name of Reporting Person: Lyda Hunt-Margaret Trust-Al G. Hill, Jr.	
2	Check the Appropriate Box if a Member of a Group	(a) ☒
		(b) ☐
3	SEC Use Only	
4	Citizenship or Place of Organization	Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	0
	6	Shared Voting Power	735,000
	7	Sole Dispositive Power	0
	8	Shared Dispositive Power	735,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person	735,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9)[1]	4.0%
12	Type of Reporting Person	OO

(1)   Based on 18,400,000 Trust units issued and outstanding at September 30, 2014 and December 31, 2013, as reported in Whiting USA Trust II's quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 7, 2014.

CUSIP NO. 966388100

1	Name of Reporting Person: Albert Hill Trust	
2	Check the Appropriate Box if a Member of a Group	(a) ☒
		(b) ☐
3	SEC Use Only	
4	Citizenship or Place of Organization	Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power	0
	6 Shared Voting Power	470,000
	7 Sole Dispositive Power	0
	8 Shared Dispositive Power	470,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person	470,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9)[1]	2.6%
12	Type of Reporting Person	OO

(1)   Based on 18,400,000 Trust units issued and outstanding at September 30, 2014 and December 31, 2013, as reported in Whiting USA Trust II's quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 7, 2014.

CUSIP NO. 966388100

1	Name of Reporting Person: 2010 GC Trust	
2	Check the Appropriate Box if a Member of a Group	(a) ☒
		(b) ☐
3	SEC Use Only	
4	Citizenship or Place of Organization	Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power[1]	0
	6 Shared Voting Power	100,000
	7 Sole Dispositive Power[1]	0
	8 Shared Dispositive Power	100,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person[1]	100,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9)[1]	0.5%
12	Type of Reporting Person	OO

(1)   Based on 18,400,000 Trust units issued and outstanding at September 30, 2014 and December 31, 2013, as reported in Whiting USA Trust II's quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 7, 2014.

Item 1(a).   **Name of issuer**:

Whiting USA Trust II (the "Issuer")

Item 1(b).   **Address of issuer's principal executive offices**:

The Bank of New York Mellon
Trust Company, N.A., Trustee
Global Corporate Trust
919 Congress Avenue
Austin, Texas 78701

Item 2(a).   **Names of persons filing**:

This Schedule 13G is being filed by each of the following persons (each, a "Reporting Person" and together, the "Reporting Persons"):

(i)   Lyda Hunt-Margaret Trust-Al G. Hill, Jr.

(ii)   Albert Hill Trust

(iii)   2010 GC Trust

Chester J. Donnally, Jr. is the trustee of the Lyda Hunt-Margaret Trust-Al G. Hill, Jr. and may be deemed to beneficially own all of the shares of Common Stock held by the Lyda Hunt-Margaret Trust-Al G. Hill, Jr.

David E. Pickett is the trustee of the Albert Hill Trust and may be deemed to beneficially own all of the shares of Common Stock held by the Albert Hill Trust.

Albert G. Hill, Jr. is the trustee of the 2010 GC Trust and may be deemed to beneficially own all of the shares of Common Stock held by the 2010 GC Trust.

Each Reporting Person expressly disclaims beneficial ownership with respect to all shares of Common Stock reported except to the extent of such Reporting Person's pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).   **Address or principal business office or, if none, residence**:

The address of the principal business office of
each of the Reporting Persons is

47 Highland Park Village, Suite 200
Dallas, Texas 75205

Item 2(c).   **Citizenship**:

(i)   Lyda Hunt-Margaret Trust-Al G. Hill, Jr. – Texas

(ii)   Albert Hill Trust – Texas

(iii)   2010 GC Trust – Texas

Item 2(d).   **Title of class of securities**:

Trust Units

Item 2(e).   **CUSIP number**:

966388100

Item 3.   **If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a**:

	☑	Not Applicable
(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.   **Ownership**:

(a) Amount collectively beneficially owned by Reporting Persons: 1,305,000

(b) Percent of class collectively beneficially owned by Reporting Persons: 7.1%*

   * (1) Based on 18,400,000 Trust units issued and outstanding at September 30, 2014 and December 31, 2013, as reported in Whiting USA Trust II's quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on November 7, 2014.

(c) Number of shares of each Reporting Person:

   1.   Lyda Hunt-Margaret Trust-Al G. Hill, Jr.

        a.   Amount beneficially owned: 735,000

        b.   Percent of class: 4.0%

        c.   Number of units as to which the person has:

             i.   Sole power to vote or to direct the vote: 0

             ii.   Shared power to vote or to direct the vote: 735,000

             iii.   Sole power to dispose or to direct the disposition of: 0

             iv.   Shared power to dispose or to direct the disposition of: 735,000

2. Albert Hill Trust

    a. Amount beneficially owned: 470,000

    b. Percent of class: 2.6%

    c. Number of units as to which the person has:

        i. Sole power to vote or to direct the vote: 0

        ii. Shared power to vote or to direct the vote: 470,000

        iii. Sole power to dispose or to direct the disposition of: 0

        iv. Shared power to dispose or to direct the disposition of: 470,000

3. 2010 GC Trust

    a. Amount beneficially owned: 100,000

    b. Percent of class: 0.5%

    c. Number of units as to which the person has:

        i. Sole power to vote or to direct the vote: 0

        ii. Shared power to vote or to direct the vote: 100,000

        iii. Sole power to dispose or to direct the disposition of: 0

        iv. Shared power to dispose or to direct the disposition of: 100,000

Item 5.   **Ownership of five percent or less of a class**:

    Not applicable.

Item 6.   **Ownership of more than five percent on behalf of another person**:

    Not applicable.

Item 7.   **Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person**:

    Not applicable.

Item 8.   **Identification and classification of members of the group**:

    The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)-3 of the Exchange Act. The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(K) of the Exchange Act is attached as Exhibit 99.1 hereto.

Item 9.   **Notice of dissolution of group**:

    Not applicable.

Item 10.   **Certifications**:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2015

LYDA HUNT - MARGARET TRUST - AL G. HILL, JR.

By: C J Donnally Jr Trustee
Name: Chester J. Donnally, Jr.
Title: Trustee

ALBERT HILL TRUST

By: ______________________________
Name: David E. Pickett
Title: Trustee

2010 GC TRUST

By: ______________________________
Name: Albert G. Hill, Jr.
Title: Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2015

LYDA HUNT - MARGARET TRUST - AL G. HILL, JR.

By: ______________________________
Name: Chester J. Donnally, Jr.
Title: Trustee

ALBERT HILL TRUST

By: David E. Pickett
Name: David E. Pickett
Title: Trustee

2010 GC TRUST

By: ______________________________
Name: Albert G. Hill, Jr.
Title: Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2015

LYDA HUNT - MARGARET TRUST - AL G. HILL, JR.

By: _____
Name: Chester J. Donnally, Jr.
Title: Trustee

ALBERT HILL TRUST

By: _____
Name: David E. Pickett
Title: Trustee

2010 GC TRUST

By: _____
Name: Albert G. Hill, Jr.
Title: Trustee

EXHIBIT INDEX

Exhibit No.	Description
99.1	Agreement with respect to filing of Schedule 13G, dated as of March _3_, 2015, by and among the Reporting Persons.

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, each of the undersigned hereby consent to the joint filing on its behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of Whiting USA Trust II The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: March 3, 2015

LYDA HUNT - MARGARET TRUST - AL G. HILL, JR.

By: C J Donnally, Trustee
Name: Chester J. Donnally, Jr.
Title: Trustee

ALBERT HILL TRUST

By: ________________________
Name: David E. Pickett
Title: Trustee

2010 GC TRUST

By: ________________________
Name: Albert G. Hill, Jr.
Title: Trustee

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, each of the undersigned hereby consent to the joint filing on its behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of Whiting USA Trust II The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: March 3, 2015

LYDA HUNT - MARGARET TRUST - AL G. HILL, JR.

By: ______________________________
Name: Chester J. Donnally, Jr.
Title: Trustee

ALBERT HILL TRUST

By: David E. Pickett
Name: David E. Pickett
Title: Trustee

2010 GC TRUST

By: ______________________________
Name: Albert G. Hill, Jr.
Title: Trustee

Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, each of the undersigned hereby consent to the joint filing on its behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of Whiting USA Trust II The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: March 3, 2015

LYDA HUNT - MARGARET TRUST - AL G. HILL, JR.

By: ____________________________
Name: Chester J. Donnally, Jr.
Title: Trustee

ALBERT HILL TRUST

By: ____________________________
Name: David E. Pickett
Title: Trustee

2010 GC TRUST

By: AGHill Jr
Name: Albert G. Hill, Jr.
Title: Trustee